Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

知乎

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(NYSE: ZH; HKEX: 2390)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED JUNE 30, 2024

The board (the "**Board**") of directors (the "**Directors**") of Zhihu Inc. (the "**Company**") is pleased to announce the unaudited condensed interim consolidated results (the "**Unaudited Interim Results**") of the Company, its subsidiaries and consolidated affiliated entities (the "**Group**" or "**Zhihu**") for the six months ended June 30, 2024 (the "**Reporting Period**"), together with the comparative figures for the corresponding period in 2023. These interim results have been prepared in accordance with accounting principles generally accepted in the United States of America (the "**U.S. GAAP**"). The unaudited condensed interim consolidated financial information for the Reporting Period was reviewed by PricewaterhouseCoopers, the independent auditor of the Company, in accordance with International Standard on Review Engagements 2410, "*Review of interim financial information performed by the independent auditor of the entity*".

In this announcement, "we," "us," and "our" refer to the Company and where the context otherwise requires, the Group (as defined under the "General Information" section).

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Six Months Ended June 30,		
	2024	2023	Change (%)
	(Unaudited)	(Unaudited)	
	(RMB in thousands, except percentages)		
Total revenues	**1,894,673**	2,038,429	(7.1)%
Gross profit	**1,100,023**	1,074,297	2.4%
Loss from operations	**(408,619)**	(543,964)	(24.9)%
Net loss	**(246,391)**	(458,038)	(46.2)%
Non-GAAP financial measures:			
Adjusted loss from operations	**(340,686)**	(426,744)	(20.2)%
Adjusted net loss	**(180,283)**	(342,487)	(47.4)%

	For the Six Months Ended June 30,		
	2024	2023	Change (%)
	(in millions)		
Average monthly active users (MAUs)[1]	**84.8**	105.9	(20.0)%
Average monthly subscribing members[2]	**14.7**	14.4	1.9%

Notes:

(1) MAUs refers to the sum of the number of mobile devices that launch our mobile apps at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

(2) Monthly subscribing members refers to the number of our Yan Selection (鹽選) members in a specified month. Average monthly subscribing members for a period is calculated by dividing the sum of monthly subscribing members for each month during the specified period by the number of months in such period.

Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses non-GAAP financial measures, such as adjusted loss from operations and adjusted net loss, to supplement the review and assessment of its operating performance. The Company defines non-GAAP financial measures by excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP financial measures facilitate comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company's management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measures provide useful information to investors and others in understanding and evaluating the Company's consolidated results of operations in the same manner as they help the Company's management.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. The use of the non-GAAP financial measures has limitations as an analytical tool, and investors should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP.

The following tables set forth the unaudited reconciliation of GAAP and non-GAAP financial measures for the periods indicated.

	For the Six Months Ended June 30,	
	2024	2023
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Loss from operations	**(408,619)**	(543,964)
Add:		
Share-based compensation expenses	**58,453**	108,365
Amortization of intangible assets resulting from business acquisitions	**9,480**	8,855
Adjusted loss from operations	**(340,686)**	(426,744)
Net loss	**(246,391)**	(458,038)
Add:		
Share-based compensation expenses	**58,453**	108,365
Amortization of intangible assets resulting from business acquisitions	**9,480**	8,855
Tax effects on non-GAAP adjustments	**(1,825)**	(1,669)
Adjusted net loss	**(180,283)**	(342,487)

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

The first half of 2024 marked a significant turning point for Zhihu. Strategically, we concentrated on our core strengths and the most crucial aspects of our development in the AI era. This involved a series of tactical adjustments, including resource reallocation and organizational optimization. Simultaneously, we remained committed to Zhihu's long-term vision, steadfastly avoiding distractions from fleeting market trends. This approach ensures our long-term competitive edge is continually reinforced and enhanced.

We made substantial strides toward our break-even target by enhancing operating efficiency and accelerating loss reduction, with our net loss narrowing by 46.2% to RMB246.4 million in the first half of 2024 from RMB458.0 million in the first half of 2023. As of the end of June 2024, our gross profit margin had improved year over year for seven consecutive quarters, marking the highest level since our IPO in the United States. Meanwhile, our efforts to enhance "trustworthiness" within the Zhihu community continued to drive community prosperity, resulting in significant increases in core user engagement and retention rates as well as our DAU time spent. We believe that our AI search product's emerging potential and the value we continue to unlock across the trustworthy Zhihu community will provide fresh momentum for our sustainable growth.

Our Progress in AI

During the first half of 2024, we continued to advance our technological development through internal initiatives, highlighted by our exploration of generative AI, as we firmly believe that the recent developments in AI technology have unleashed significant opportunities for Zhihu to better serve users and the broader online community. We have been accelerating the application of our AI Large Language Model ("**LLM**") to further enhance our operating efficiency across every aspect of our businesses. For example, by integrating our own knowledge library, we have driven notable efficiency improvements in AI teaching assistance, sales services, homework assessments, and more.

More importantly, as a leading content-centric community, Zhihu serves as a landing platform where professionals engage in the internet's most extensive and in-depth discussions on AI-related topics. The amount of AI-related content and the number of creators in our community have continued to surge with double-digit year-over-year growth. Specifically, the number of content creators in the AI field certified by our "Blue Label" has more than doubled year over year, and tens of thousands of specialized terms relating to AI are being discussed within our community.

Since the launch of our AI-powered search feature in March 2024, we have observed double-digit growth in app active days, user retention rates, and user engagement among users who are using our new AI search feature. In late June, we formally unveiled our Zhihu Zhida (知乎直答) product to provide all users with a superior and faster experience in querying, searching, generating and summarizing results on the PC platform. Looking ahead, we will continue to invest in AI technology at the application layer. Building on the trustworthiness of Zhihu's community, our advancements in AI enable us to enhance operating efficiency across our existing businesses and to unlock emerging potential beyond the Zhihu community.

Zhihu Content

During the first half of 2024, our strategy for cultivating scenario-orientated content ensured a continuous stream of authentic, in-depth, high-quality content based on our users' own experiences. In addition, we deepened penetration in our cornerstone verticals, inspiring content creators to engage in more in-depth content generated by professional users. Leveraging a technology-driven approach, we optimized our content operations and continually evaluated content effectiveness. As of June 30, 2024, the cumulative pieces of content on our platform reached 830.9 million, up 16.8% year over year.

Leveraging the support of the Zhihu community and our unique positioning, our premium short stories continue to captivate and resonate with our users. Our premium content library, including short stories, continued to expand in the first half of 2024, attracting new subscribers while encouraging increased consumption among existing subscribers. We continued to unlock the monetization potential of our vast array of premium short story IPs, spearheading our expansion into the short drama market and consistently setting new industry benchmarks for growth. Short dramas adapted from stories in Zhihu's content library, such as "Zhibi" (執筆) and "Love in a Dream" (借寧安), achieved a new record high for popularity on their debut days on Tencent's micro-drama platform.

Zhihu Users

Following our streamlined community-related user acquisition spending, the number of our MAUs, as a measure of user scale, has decreased to some extent, consistent with our expectations. However, engagement among our monthly active users increased, core user retention sustained its growth momentum, and daily active user time spent also increased significantly. Furthermore, our average monthly subscribing members continued to grow to 14.7 million for the first half of 2024 from 14.4 million for the same period of 2023.

We have a young and diverse user base. As of June 30, 2024, 74.3% of our active users were under 30, and female users accounted for 61.9% of our total number of active users in June 2024. In our decade-long journey as a leading online content community, we are pleased to have served what we label as new-generation professionals: young professionals with expertise in specific fields. Many of them joined Zhihu during their education journeys and have become long-term users and, simultaneously, high-quality content creators. Our commitment to serving their demands for content, inspiring their content creation, and catering to their content consumption needs remains strong.

Content Creators

Our community culture has inspired our users to contribute and become content creators. We strive to discover, develop, and empower them to generate content and encourage content diversity, enabling content creators to realize their potential.

We continue to equip our content creators with a variety of user-friendly creation tools, offering professional and supportive environments to help them reap financial rewards. In the first half of 2024, the total number of content creators who earned income on Zhihu grew by more than 25% year over year. Notably, the number of content creators benefiting from our Zhizhi (致知) plan tripled compared to the same period of last year. As of June 30, 2024, Zhihu had 74.9 million cumulative content creators, increasing by 12.5% from 66.6 million in the same period of last year.

Monetization

Our total revenues were RMB1.9 billion for the six months ended June 30, 2024, representing a decrease of 7.1% from RMB2.0 billion for the same period of 2023. Our content-centric monetization channels currently include marketing services, paid membership, vocational training, and other services.

For our marketing services, our cornerstone verticals continue to enjoy fast growth with key clients demonstrating healthy improvements in retention rates, budget consumption, and average revenue per customer. We have established a feedback mechanism for data collaborations with e-commerce platforms to help brands and merchants achieve their business objectives more effectively. Our paid membership services remained our largest source of revenue, with a 2.4% year-over-year decrease to RMB882.4 million for the six months ended June 30, 2024 from RMB903.9 million for the same period of 2023. Our incentive programs for content creators also contribute to the attractiveness of our premium content. Furthermore, we have launched various initiatives to offer our subscribing members more in-depth consumption scenarios, such as audio books and radio plays, to increase subscribers' lifetime commercial value. Our vocational training services, which generated RMB279.1 million revenue in the first half of 2024 representing a 11.0% year-over-year increase, presented a comprehensive product mix covering a wide range of vocational training demands. We are dedicated to utilizing AI in all our services to boost our operating efficiency. For a detailed discussion of our results, see "Management Discussion and Analysis."

Important Events After the Reporting Period

On July 19, 2024, the Company announced its conditional voluntary cash offer to buy back, subject to fulfilment of certain conditions, up to the maximum number of 46,921,448 Class A ordinary shares ("**Class A Ordinary Shares**") (including in the form of ADSs), representing approximately 15.9% of the total Shares (on a one share one vote basis) in issue and outstanding as of July 19, 2024, at a cash consideration of HK$9.11 per Class A Ordinary Share (equivalent of US$3.50 per ADS). For further details, please refer to the Company's announcement dated July 19, 2024 and the offer document to be issued by the Company in accordance with the applicable laws, regulations, and codes when the offer commences.

Save as disclosed herein, there was no significant event that might affect the Company after the Reporting Period and up to the date of this announcement.

Business Outlook

In the first half of 2024, we demonstrated our strategic decisions and effective execution by fruitful financial results. Moving forward to the second half of the year, we will focus on three key aspects: First, we will further enhance operating efficiency and narrow losses through more disciplined spending and sustained optimization of our costs and expense structure. Second, we will continue to motivate user engagement in our community to enhance trustworthiness within the Zhihu community and high-quality content creation. Third, we will continue to unlock our emerging potential in the AI field, and we expect the empowerment of generative AI technology to support the well-rounded growth of our business and enhance the efficiency of our various business lines.

While we are still facing challenges from macroeconomic dynamics and the intensifying competition in China's internet industry, we expect our core competitive edge to remain intact. We will maintain our strong strategic execution and continue to pursue long-term sustainable profitability.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Six Months Ended June 30,	
	2024	2023
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Revenues:		
Marketing services	**674,521**	804,877
Paid membership	**882,376**	903,867
Vocational training	**279,069**	251,518
Others	**58,707**	78,167
Total revenues	**1,894,673**	2,038,429
Cost of revenues	**(794,650)**	(964,132)
Gross profit	**1,100,023**	1,074,297
Selling and marketing expenses	**(894,939)**	(986,158)
Research and development expenses	**(406,679)**	(419,205)
General and administrative expenses	**(207,024)**	(212,898)
Total operating expenses	**(1,508,642)**	(1,618,261)
Loss from operations	**(408,619)**	(543,964)
Other income/(expenses):		
Investment income	**38,713**	17,799
Interest income	**57,517**	79,480
Fair value change of financial instruments	**40,820**	(12,598)
Exchange gains	**409**	1,427
Others, net	**18,990**	6,977
Loss before income tax	**(252,170)**	(450,879)
Income tax benefits/(expenses)	**5,779**	(7,159)
Net loss	**(246,391)**	(458,038)
Net income attributable to noncontrolling interests	**(1,194)**	(3,158)
Net loss attributable to Zhihu Inc.'s shareholders	**(247,585)**	(461,196)

	For the Six Months Ended June 30,	
	2024	2023
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Net loss	**(246,391)**	(458,038)
Other comprehensive income:		
Foreign currency translation adjustments	**14,046**	94,436
Total other comprehensive income	**14,046**	94,436
Total comprehensive loss	**(232,345)**	(363,602)
Net income attributable to noncontrolling interests	**(1,194)**	(3,158)
Comprehensive loss attributable to Zhihu Inc.'s shareholders	**(233,539)**	(366,760)

Revenues

Our total revenues were RMB1.9 billion for the six months ended June 30, 2024, representing a decrease of 7.1% from RMB2.0 billion for the same period of 2023. The following table sets forth a breakdown of our revenues by business line in absolute amounts and as percentages of our total revenues for the six months ended June 30, 2024 and 2023, respectively.

	For the Six Months Ended June 30,			
	2024		2023	
	RMB	***%***	*RMB*	*%*
	(Unaudited)		(Unaudited)	
	(in thousands, except percentages)			
Revenues				
Marketing services	**674,521**	**35.6**	804,877	39.5
Paid membership	**882,376**	**46.6**	903,867	44.3
Vocational training	**279,069**	**14.7**	251,518	12.3
Others	**58,707**	**3.1**	78,167	3.9
Total	**1,894,673**	**100.0**	2,038,429	100.0

Marketing services revenue was RMB674.5 million for the six months ended June 30, 2024, compared with RMB804.9 million for the same period of 2023. The decrease was primarily due to our proactive and ongoing refinement of service offerings to strategically focus on margin improvement.

Paid membership revenue was RMB882.4 million for the six months ended June 30, 2024, compared with RMB903.9 million for the same period of 2023. The slight decrease was primarily attributable to a marginal decline in our average revenue per subscribing member.

Vocational training revenue was RMB279.1 million for the six months ended June 30, 2024, representing a 11.0% increase from RMB251.5 million for the same period of 2023. The increase was primarily attributable to our further enriched online course offerings, partially offset by the lower revenue contributions from our acquired business.

Other revenues were RMB58.7 million for the six months ended June 30, 2024, compared with RMB78.2 million for the same period of 2023.

Cost of Revenues

Cost of revenues decreased by 17.6% to RMB794.7 million for the six months ended June 30, 2024 from RMB964.1 million for the same period of 2023. The decrease was primarily due to a decrease in content and operational costs in connection with the decline in our revenues.

The following table sets forth a breakdown of our cost of revenues in absolute amounts and as percentages of our total revenues for the six months ended June 30, 2024 and 2023, respectively.

	For the Six Months Ended June 30,			
	2024		2023	
	RMB	*%*	*RMB*	*%*
	(Unaudited)		(Unaudited)	
	(in thousands, except percentages)			
Cost of revenues				
Content and operational costs	**396,159**	**20.9**	532,951	26.1
Cloud service and bandwidth costs	**129,163**	**6.8**	133,950	6.6
Staff costs	**119,657**	**6.3**	123,978	6.1
Payment processing costs	**87,199**	**4.6**	104,293	5.1
Others	**62,472**	**3.3**	68,960	3.4
Total	**794,650**	**41.9**	964,132	47.3

Gross Profit and Margin

Gross profit increased by 2.4% to RMB1,100.0 million for the six months ended June 30, 2024 from RMB1,074.3 million for the same period of 2023. Gross margin expanded to 58.1% for the six months ended June 30, 2024 from 52.7% for the same period of 2023, primarily attributable to our monetization enhancements and improvements in our operating efficiency.

Operating Expenses

Total operating expenses were RMB1.5 billion for the six months ended June 30, 2024, representing a 6.8% decrease from RMB1.6 billion for the same period of 2023.

Selling and marketing expenses decreased by 9.2% to RMB894.9 million for the six months ended June 30, 2024 from RMB986.2 million for the same period of 2023. The decrease was primarily attributable to more disciplined promotional spending and a decrease in personnel-related expenses in the first half of 2024.

Research and development expenses decreased by 3.0% to RMB406.7 million for the six months ended June 30, 2024 from RMB419.2 million for the same period of 2023. The decrease was primarily attributable to more efficient spending on technology innovation.

General and administrative expenses decreased by 2.8% to RMB207.0 million for the six months ended June 30, 2024 from RMB212.9 million for the same period of 2023. The decrease was primarily attributable to the lower personnel-related expenses in the first half of 2024.

Loss from Operations

Loss from operations decreased by 24.9% to RMB408.6 million for the six months ended June 30, 2024 from RMB544.0 million for the same period of 2023.

Adjusted Loss from Operations (Non-GAAP)

Adjusted loss from operations (non-GAAP) decreased by 20.2% to RMB340.7 million for the six months ended June 30, 2024 from RMB426.7 million for the same period of 2023.

Net Loss

Net loss decreased by 46.2% to RMB246.4 million for the six months ended June 30, 2024 from RMB458.0 million for the same period of 2023.

Adjusted Net Loss (Non-GAAP)

Adjusted net loss (non-GAAP) decreased by 47.4% to RMB180.3 million for the six months ended June 30, 2024 from RMB342.5 million for the same period of 2023.

Liquidity and Capital Resources

During the six months ended June 30, 2024, we have financed our operations primarily through our existing cash and capital resources. We had cash and cash equivalents, term deposits, restricted cash and short-term investments of RMB5.1 billion and RMB5.5 billion as of June 30, 2024 and December 31, 2023, respectively.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended June 30,	
	2024	2023
	(Unaudited)	(Unaudited)
	(RMB in thousands)	
Net cash used in operating activities	**(391,988)**	(58,341)
Net cash provided by/(used in) investing activities	**1,540,585**	(390,396)
Net cash used in financing activities	**(46,153)**	(102,868)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	**2,016**	59,377
Net increase/(decrease) in cash, cash equivalents and restricted cash	**1,104,460**	(492,228)
Cash and cash equivalents at the beginning of the period	**2,106,639**	4,525,852
Cash, cash equivalents and restricted cash at the end of the period	**3,211,099**	4,033,624

Significant Investments

We did not make or hold any significant investments during the six months ended June 30, 2024.

Material Acquisitions and Disposals

We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, associated companies or joint ventures during the six months ended June 30, 2024.

Pledge of Assets

As of June 30, 2024, we pledged restricted cash of RMB51.8 million for short-term borrowings, compared to nil as of December 31, 2023.

Future Plans for Material Investments or Capital Assets

We did not have detailed future plans for material investments or capital assets as of June 30, 2024.

Gearing Ratio

As of June 30, 2024, our gearing ratio, calculated as total interest-bearing borrowings divided by total equity, was 1.2%, compared to zero as of December 31, 2023.

Foreign Exchange Risk

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate. In addition, the value of your investment in our Shares and American depositary shares (the "**ADSs**") will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs are traded in U.S. dollars.

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A Ordinary Shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

From time to time, we may invest the net proceeds that we receive from our overseas offerings in interest-earning instruments. Investments in both fixed-rate and floating rate interest-earning instruments carry a degree of interest rate risk. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating-rate securities may produce less income than expected if interest rates fall.

Contingent Liabilities

As of June 30, 2024, we did not have any material contingent liabilities.

Employees and Remuneration

As of June 30, 2024, we had 2,181 full-time employees. The following table sets forth the total number of our employees by function as of June 30, 2024:

Function	Number of Employees	Percentage
Content and Content-Related Operations	717	32.9%
Research and Development	808	37.0%
Sales and Marketing	478	21.9%
General Administration	178	8.2%
Total	**2,181**	**100.0%**

We offer employees competitive salaries, performance-based cash bonuses, regular awards, and long-term incentives. As required by PRC laws and regulations in respect of our PRC employment, we participate in housing fund and various employee social insurance plans that are organized by applicable competent authorities, including housing, pension, medical, work-related injury, maternity, and unemployment insurance, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accidental insurance coverage for our employees. Bonuses are generally discretionary and based in part on the overall performance of our business and in part on employee performance. We have adopted share incentive plans to grant share-based incentive awards to our eligible employees to incentivize their contributions to our growth and development.

OTHER INFORMATION

Compliance with the Corporate Governance Code

During the Reporting Period, the Company has continued to regularly review and monitor its corporate governance practices to ensure compliance with the latest version of the Corporate Governance Code (the "**Corporate Governance Code**") set forth in Appendix C1 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") (the "**Listing Rules**") and the Company has complied with all the code provisions of the Corporate Governance Code, save for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. The Company does not have a separate chairman and chief executive officer and Mr. Yuan Zhou currently performs these two roles. The Board believes that vesting the roles of both chairperson and chief executive officer in the same person has the benefit of ensuring consistent leadership within the Group and enables more effective and efficient overall strategic planning for the Group.

The Board considers that the balance of power and authority for the present arrangement will not be impaired and this structure will enable the Company to make and implement decisions promptly and effectively. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and the independent non-executive Directors. The Board will continue to review and consider splitting the roles of chairman of the Board and the chief executive officer of the Company if and when it is appropriate taking into account the circumstances of the Group as a whole.

Other than the above, during the Reporting Period, the Company has complied with all applicable principles and code provisions of the Corporate Governance Code.

Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted the Code for Dealings in Securities by Management (the "**Company's Code**"), with terms no less exacting that the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules, as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Company's Code.

Specific enquiry has been made to all the Directors and the relevant employees and they have confirmed that they have complied with the Company's Code during the Reporting Period and up to the date of this announcement.

Audit Committee

The Company has established the audit committee of the Board (the "**Audit Committee**") in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code. The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee is comprised of three independent non-executive Directors, namely Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen. Mr. Hanhui Sam Sun, being the chairman of the Audit Committee, is appropriately qualified as required under Rules 3.10(2) and 3.21 of the Listing Rules.

The Audit Committee has reviewed the Unaudited Interim Results of the Group for the Reporting Period and has met with the independent auditor, PricewaterhouseCoopers. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

Purchase, Sale or Redemption of the Company's Listed Securities

During the Reporting Period, the Company repurchased approximately 9,509,450(Note 1) ADSs representing a total of 4,754,725(Note 1) Class A Ordinary Shares (the "**Repurchased Shares**") of the Company on the New York Stock Exchange at an aggregate consideration of US$8,044,051. Particulars of the Repurchased Shares are as follows:

Month of Repurchase	No. and Method of Repurchased Shares	Price paid per share Highest	Lowest	Aggregate Consideration
January 2024	4,628,399(Note 2) on the New York Stock Exchange	US$1.80	US$1.54	US$7,870,404
March 2024	126,326(Note 2) on the New York Stock Exchange	US$1.38	US$1.35	US$173,647

During the Reporting Period, the number of Class A Ordinary Shares in issue was reduced by 4,754,721(Note 1) shares as a result of the cancellation of the Repurchased Shares on June 28, 2024. Upon cancellation of the Repurchased Shares, Mr. Yuan Zhou, the weighted voting rights ("**WVR**") beneficiary of the Company, simultaneously reduced his WVR in the Company proportionately by way of converting his 280,377 Class B ordinary shares ("**Class B Ordinary Shares**") into Class A Ordinary Shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules on June 28, 2024, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules.

Notes:

(1)   represents 9,509,450 ADSs repurchased corresponding to a total of 4,754,725 underlying Class A Ordinary Shares, which were initially determined based on the ADS ratio of two ADSs representing one Class A Ordinary Shares prior to the ADS ratio change effective on May 10, 2024 (the "**ADS Ratio Change**"). As a result of the ADS Ratio Change, such total number of underlying Class A Ordinary Shares was adjusted to 4,754,721 and were cancelled on June 28, 2024. For details of the ADS Ratio Change, please refer to the announcement of the Company dated April 26, 2024.

(2)   These figures represent the numbers of underlying Class A Ordinary Shares initially determined based on the ADS ratio of two ADSs representing one Class A Ordinary Share prior to the ADS Ratio Change.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's securities listed on the Stock Exchange (including sale of treasury shares (as defined in the Listing Rules)) during the Reporting Period. As of June 30, 2024, the Company did not hold any treasury shares (as defined in the Listing Rules).

Material Litigation

The Company was not involved in any material litigation or arbitration during the Reporting Period. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company during the Reporting Period and up to the date of this announcement.

Interim Dividend

The Board does not recommend the distribution of an interim dividend for the Reporting Period.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Note	For the Six Months Ended June 30, 2024	2023
		RMB	*RMB*
Revenues	6	**1,894,673**	2,038,429
Cost of revenues		**(794,650)**	(964,132)
Gross profit		**1,100,023**	1,074,297
Operating expenses:			
Selling and marketing expenses		**(894,939)**	(986,158)
Research and development expenses		**(406,679)**	(419,205)
General and administrative expenses		**(207,024)**	(212,898)
Total operating expenses		**(1,508,642)**	(1,618,261)
Loss from operations		**(408,619)**	(543,964)
Other income/(expenses):			
Investment income		**38,713**	17,799
Interest income		**57,517**	79,480
Fair value change of financial instruments		**40,820**	(12,598)
Exchange gains		**409**	1,427
Others, net		**18,990**	6,977
Loss before income tax		**(252,170)**	(450,879)
Income tax benefits/(expenses)	7	**5,779**	(7,159)
Net loss		**(246,391)**	(458,038)
Net income attributable to noncontrolling interests		**(1,194)**	(3,158)
Net loss attributable to Zhihu Inc.'s shareholders		**(247,585)**	(461,196)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	For the Six Months Ended June 30, 2024	2023
		RMB	*RMB*
Net loss		**(246,391)**	(458,038)
Other comprehensive income:			
Foreign currency translation adjustments		**14,046**	94,436
Total other comprehensive income		**14,046**	94,436
Total comprehensive loss		**(232,345)**	(363,602)
Net income attributable to noncontrolling interests		**(1,194)**	(3,158)
Comprehensive loss attributable to Zhihu Inc.'s shareholders		**(233,539)**	(366,760)
Net loss per share, basic and diluted	5	**(0.88)**	(1.52)
Weighted average number of ordinary shares, basic and diluted	5	**280,403,026**	304,052,681
Share-based compensation expenses included in:			
Cost of revenues		**3,247**	6,546
Selling and marketing expenses		**(2,791)**	15,142
Research and development expenses		**8,119**	36,146
General and administrative expenses		**49,878**	50,531

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of June 30, 2024 RMB	As of December 31, 2023 RMB
Current assets:			
Cash and cash equivalents		**3,159,325**	2,106,639
Term deposits		**1,204,062**	1,586,469
Short-term investments		**646,321**	1,769,822
Restricted cash		**51,774**	–
Trade receivables	3	**532,929**	664,615
Amounts due from related parties		**41,236**	18,319
Prepayments and other current assets		**201,338**	232,016
Total current assets		**5,836,985**	6,377,880
Non-current assets:			
Property and equipment, net		**9,670**	10,849
Intangible assets, net		**61,698**	122,645
Goodwill		**126,344**	191,077
Long-term investments, net		**51,176**	44,621
Right-of-use assets		**21,959**	40,211
Other non-current assets		**372**	7,989
Total non-current assets		**271,219**	417,392
Total assets		**6,108,204**	6,795,272
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable and accrued liabilities	4	**913,225**	1,038,531
Salary and welfare payables		**219,681**	342,125
Taxes payable		**16,967**	21,394
Contract liabilities		**283,465**	303,574
Amounts due to related parties		**10,685**	26,032
Short-term lease liabilities		**24,834**	42,089
Short-term borrowings		**51,774**	–
Other current liabilities		**159,014**	171,743
Total current liabilities		**1,679,645**	1,945,488
Non-current liabilities:			
Long-term lease liabilities		**2,071**	3,642
Deferred tax liabilities		**8,030**	22,574
Other non-current liabilities		**18,253**	121,958
Total non-current liabilities		**28,354**	148,174
Total liabilities		**1,707,999**	2,093,662

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	As of June 30, 2024 RMB	As of December 31, 2023 RMB
Shareholders' equity:			
Class A Ordinary shares (US$0.000125 par value, 1,550,000,000 and 1,550,000,000 shares authorized as of June 30, 2024 and December 31, 2023, respectively; 275,826,335 and 287,355,642 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	**217**		227
Class B Ordinary shares (US$0.000125 par value, 50,000,000 and 50,000,000 shares authorized as of June 30, 2024 and December 31, 2023, respectively; 17,393,666 and 18,145,605 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively)	**13**		14
Treasury stock	**(100,571)**		(161,637)
Additional paid-in capital	**13,372,339**		13,487,371
Statutory reserves	**435**		2,680
Accumulated other comprehensive loss	**(6,505)**		(20,551)
Accumulated deficit	**(8,953,634)**		(8,708,294)
Total Zhihu Inc.'s shareholders' equity	**4,312,294**		4,599,810
Noncontrolling interests	**87,911**		101,800
Total shareholders' equity	**4,400,205**		4,701,610
Total liabilities and shareholders' equity	**6,108,204**		6,795,272

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

1. GENERAL INFORMATION

Zhihu Inc. (the "Company" or "Zhihu"), previously known as Zhihu Technology Limited, was incorporated in the Cayman Islands on May 17, 2011 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company, through its consolidated subsidiaries and variable interest entities ("VIEs") (collectively referred to as the "Group") is primarily engaged in the operation of one online content community and monetizes through paid membership services, marketing services and vocational training in the People's Republic of China (the "PRC" or "China"). In March 2021, the Company completed its initial public offering (the "IPO") on the New York Stock Exchange in the United States of America. In April 2022, the Company successfully listed its Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed interim consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed interim consolidated financial information has been prepared on the same basis as the audited consolidated financial statements as of December 31, 2023 and for the year ended December 31, 2023. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The unaudited condensed interim consolidated financial information and related disclosures have been prepared with the presumption that users of the unaudited condensed interim consolidated financial information should be read in conjunction with the audited consolidated financial statements as of December 31, 2023 and for the year ended December 31, 2023. The condensed interim consolidated balance sheet as at December 31, 2023 has been derived from the audited financial statements at that date for interim reporting purpose and hence it does not include all the information and footnotes required by U.S. GAAP.

(b) Principles of consolidation

The unaudited condensed interim consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and subsidiaries of the VIEs for which the Company are the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

Consolidated VIEs are entities in which the Company, or its subsidiaries, through contractual arrangements, has the power to direct the activities that most significantly impact the entities' economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity. Therefore, the Company has a controlling financial interest in each VIE, is the primary beneficiary of each entity, and consolidates each VIE (and the VIE subsidiaries) under U.S. GAAP (ASC 810).

All transactions and balances among the Company, its subsidiaries, the consolidated VIEs and subsidiaries of the VIEs have been eliminated upon consolidation.

(c) **Use of estimates**

The preparation of the Group's unaudited condensed interim consolidated financial information in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the unaudited condensed interim consolidated financial information and accompanying notes. Significant accounting estimates include but are not limited to the assessment of the allowance for credit losses on trade receivables and goodwill impairment assessments.

(d) **Functional currency and foreign currency translation**

The Group uses Renminbi ("RMB") as its reporting currency. The functional currency of the Company and its overseas subsidiaries which are incorporated in the Cayman Islands, the British Virgin Islands and Hong Kong is United States dollars ("US$"). The functional currency of the Group's PRC entities is RMB.

In the unaudited condensed interim consolidated financial information, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the periodic average exchange rate. Translation adjustments are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income in the unaudited condensed interim consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in others, net in the unaudited condensed interim consolidated statements of operations and comprehensive loss.

(e) **Segment reporting**

Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available that is regularly evaluated by the Group's chief operating decision makers ("CODM"). Based on the criteria established by ASC 280 "Segment Reporting," the Group's CODM has been identified as the Chief Executive Officer, who reviews consolidated results of the Group when making decisions about allocating resources and assessing performance.

The Group's CODM reviews consolidated results including revenue and operating income at a consolidated level. This resulted in only one operating and reportable segment in the Group.

The Group's long-lived assets are substantially all located in the PRC and substantially all the Group's revenues are derived from within the PRC, therefore, no geographical segments are presented.

3. **TRADE RECEIVABLES**

Trade receivables consisted of (in thousands):

	As of June 30, 2024 RMB	As of December 31, 2023 RMB
Trade receivables, gross	679,880	787,315
Provision of allowance for expected credit losses	(146,951)	(122,700)
Trade receivables, net	532,929	664,615

An aging analysis based on the relevant recognition dates is as follows (in thousands):

	As of June 30, 2024 RMB	As of December 31, 2023 RMB
0-3 months	313,583	369,223
3-6 months	74,131	132,155
6-12 months	115,223	103,122
Over 1 year	176,943	182,815
Trade receivables, gross	679,880	787,315

4. **ACCOUNTS PAYABLE AND ACCRUED LIABILITIES**

An aging analysis of accounts payable and accrued liabilities is as follows (in thousands):

	As of June 30, 2024 RMB	As of December 31, 2023 RMB
0-3 months	714,985	836,438
3-6 months	112,573	131,795
6-12 months	82,093	69,028
Over 1 year	3,574	1,270
Total	913,225	1,038,531

Accrued liabilities primarily reflect receipts of goods and services that have not yet been invoiced to the Group. When the Group is invoiced for these goods and services, this balance will be reclassed to accounts payable. Aging analysis of accounts payable has been presented based on billing date and the amounts of accrued liabilities were categorized as 0-3 months.

5. **NET LOSS PER SHARE**

Basic and diluted loss per share have been calculated in accordance with ASC260 for the six months ended June 30, 2024 and 2023. Shares issuable for little consideration have been included in the number of outstanding shares used for basic and diluted loss per share.

	For the Six Months Ended June 30,	
	2024	2023
Numerator (RMB in thousands):		
Net loss	(246,391)	(458,038)
Net income attributable to noncontrolling interests	(1,194)	(3,158)
Net loss attributable to ordinary shareholders	(247,585)	(461,196)
Denominator:		
Weighted average number of ordinary shares outstanding, basic	280,403,026	304,052,681
Weighted average number of ordinary shares outstanding, diluted	280,403,026	304,052,681
Net loss per share, basic (RMB)	(0.88)	(1.52)
Net loss per share, diluted (RMB)	(0.88)	(1.52)

Basic and diluted loss per ordinary share are computed using the weighted average number of ordinary shares outstanding during the year. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted.

The following ordinary shares equivalents were excluded from the computation of dilutive net loss per share to eliminate any antidilutive effect:

	For the Six Months Ended June 30,	
	2024	2023
Share options	**1,582,160**	4,041,669

6. **REVENUE**

Key revenues streams are as below (in thousands):

	For the Six Months Ended June 30,	
	2024	2023
	RMB	RMB
Marketing services	**674,521**	804,877
Paid membership	**882,376**	903,867
Vocational training	**279,069**	251,518
Others	**58,707**	78,167
Total revenues	**1,894,673**	2,038,429

7. **TAXATION**

   (a) **Value-added tax ("VAT")**

   The Group's subsidiaries, consolidated VIEs and VIEs' subsidiaries incorporated in China are subject to statutory VAT rate of 6% for services rendered and 9% or 13% for goods sold.

   (b) **Income taxes**

   Cayman Islands

   Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

   Hong Kong

   Under the current Hong Kong Inland Revenue Ordinance, from the year of assessment 2018/2019 onwards, the subsidiaries in Hong Kong are subject to profits tax at the rate of 8.25% on assessable profits up to HK$2 million, and 16.5% on any part of assessable profits over HK$2 million. The payments of dividends by these companies to their shareholders are not subject to any Hong Kong withholding tax.

China

Under PRC Enterprise Income Tax ("EIT") Law, foreign-invested enterprises ("FIEs") and domestic companies are subject to a unified EIT rate of 25%. Preferential tax treatments will continue to be granted to FIEs or domestic companies which conduct businesses in certain encouraged sectors and to otherwise classified as "Software Enterprises," "Key Software Enterprises" and/or "High and New Technology Enterprises" ("HNTEs"). The Enterprise Income Tax Law became effective on January 1, 2008. The aforementioned preferential tax rates are subject to annual review by the relevant tax authorities in China. Three subsidiaries and two subsidiaries of the Company were accredited as HNTEs and are entitled to a preferential income tax rate at 15% for the six months ended June 30, 2024 and 2023, respectively. All other major PRC incorporated entities of the Group were subject to a 25% income tax rate for the six months ended June 30, 2024 and 2023.

The components of income tax (benefits)/expenses for the six months ended June 30, 2024 and 2023 are as follows (in thousands):

	For the Six Months Ended June 30,	
	2024	2023
	RMB	RMB
Current income tax (benefits)/expenses	**(3,954)**	8,828
Deferred income tax benefits	**(1,825)**	(1,669)
Total	**(5,779)**	7,159

8. **DIVIDEND**

No dividends were declared or paid for the six months ended June 30, 2024 and 2023.

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.zhihu.com/). The interim report for the Reporting Period will be made available to the Company's shareholders and made available for review on the same websites in due course.

By Order of the Board
Zhihu Inc.
Yuan Zhou
Chairman

Hong Kong, August 23, 2024

As of the date of this announcement, the Board comprises Mr. Yuan Zhou as executive Director, Mr. Dahai Li, Mr. Zhaohui Li, and Mr. Bing Yu as non-executive Directors, and Mr. Hanhui Sam Sun, Ms. Hope Ni, and Mr. Derek Chen as independent non-executive Directors.